

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 13, 2007

<u>Via Mail and Fax</u>

Edgar Bronfman, Jr.
Chairman and Chief Executive Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

> **RE: Warner Music Group Corp.**
> **Form 10-K for the Year Ended September 30, 2006**
> **File Number: 001-32502**

Dear Mr. Bronfman:

  We have reviewed your correspondence dated August 28, 2007, and have the following comment. We believe you should amend your filing as indicated in this comment. If you disagree, we will consider your explanation as to why an amendment is unnecessary. Please be as detailed as necessary in your explanation. Please file your response to our comment via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Warner Music Group Corp.</u>

<u>Form 10-K for the Year Ended September 30, 2006</u>

<u>Notes to Consolidated and Combined Financial Statements, page 91</u>
<u>Note 13. Debt, page 110</u>

1. We note your response to our prior comment 19. You state that you believe repayment of additional PIK notes and accretion on the discount notes were properly classified as financing activities because you did not intend to pay cash interest. However, it is not clear how your intent is relevant either under applicable accounting literature or in the circumstances, considering that you actually paid cash interest in connection with the June 2005 redemption. You also state that you believe principal, rather than interest, was being added to the initial amount of the borrowing. However, in substance the additional PIK notes and accretion on the discount notes were simply obligations for unpaid interest, whether labeled so or not. This fact is made clear in your filing where you state "The Company was also required to pay all

accrued interest as of the redemption date …. This amount consisted of $5 million related to the Holdings Floating Rate Notes, $9 million related to the Holdings PIK notes, and $4 million in accreted value of the 35% of Holdings Discount Notes redeemed." In addition, prior to payment, these amounts were classified as noncash interest expense in your statements of cash flows. Payment of this interest should be reflected as an operating cash outflow, similar to any other interest, as required by paragraph 23.d of FAS 95. Your operating cash flows benefited in periods this interest was deferred and such benefit should be reversed in subsequent repayment periods.

The tables in your response appear to address only the purported lack of qualitative impact on the trend in your operating cash flows, but not the quantitative impact on operating cash flows for the applicable periods in 2005. Exclusion of the $13 million of interest payments on the PIK and discount notes resulted in operating cash flows being overstated by 6.8% and 8.2% for the 2005 fiscal year and nine months ended June 30, 2005, respectively. In addition, based on your response it appears $5 million of additional interest paid in connection with the redemption of the floating rate notes was also inappropriately excluded from operating cash flows. If our understanding is correct, operating cash flows were overstated by a total of 9.6% and 11.7% for interest payments on all three instruments for the 2005 fiscal year and nine months ended June 30, 2005, respectively. In either case, we believe these overstatements are material. Accordingly, we believe you should amend your 2006 Form 10-K to restate your 2005 financial statements to correct this error.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

cc: Michael D. Fleisher, Executive Vice President and Chief Financial Officer